Mail Stop 6010

October 10, 2007

Lawrence D. Stern
Chairman and Chief Executive Officer
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

>   **Re: Talecris Biotherapeutics Holdings Corp.**
>   **Registration Statement on Form S-1, Amendment 1**
>   **Filed September 24, 2007**
>   **File No. 333-144941**

Dear Mr. Stern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1. We note your response and revisions pursuant to comment 11.

- Please revise "The Plasma Products Industry" discussion on page 2 to clarify how it has been possible for the industry-wide sales volume to increase while the supply of plasma has not been increasing.
- Please state in the "Certain Risk Factors" discussion on page 5 that supply constraints have caused plasma collections to decrease during the past decade. Also, explain how you are addressing the need to secure plasma supply and what problems you are experiencing.

2. We note your response to comments 12 and 16.

- Since you mention recombinant technology in the Prospectus Summary, you should provide the disclosure requested by comment 12 so the extent to which you will or will not depend on this technology is clear to investors. Please state in the Prospectus Summary whether you believe, in view of the constraints in the plasma supply, that this technology is crucial to your competitiveness, and explain why or why not.
- We reissue comment 16. If the development of recombinant plasma products is crucial to the company's ability to remain competitive, please provide a separate and prominent business-related risk factor discussing its importance and the difficulties you are facing in creating recombinant plasma products.

3. We note your response to comment 13. We reissue the comment because the disclosure you provided does not appear to address the comment. Please discuss in the "Realize operating leverage" bullet point on page 4 the difficulties supply constraints may cause in your efforts to increase your volume in the future.

4. We note your response to comment 14, and we reissue the comment. Due to the amount of debt you have—as highlighted by a risk factor on page 32—you should provide in the Prospectus Summary background information about the debt and what it was used for. Please briefly describe in the Prospectus Summary the terms of the 2005 acquisition of your current business from Bayer, including the purchase price, the forms of consideration and the amount and sources of all cash used to finance the purchase. Also disclose the financings that occurred in December 2006 and the uses of the indebtedness incurred at that time.

We purchase nearly all of our specialty plasma used for the production . . . , page 22

5. Please state the expiration dates of the supply agreements with LifeSera, Inc. and Nabi Biopharmaceuticals.

Special Note Regarding Forward-Looking Statements, page 39

6. We note your response to comment 29, and we reissue the comment. Although we do not object to most of the cautionary language included in this section, the

phrase addressed by the comment could be read as a disclaimer. Please delete the phrase in the last paragraph on page 39 that reads, "You are cautioned not to place undue reliance on these forward-looking statements."

Selected Historical Consolidated and Combined Financial Data, page 47

7. We acknowledge your response to prior comment 33 and do not believe that you have demonstrated the special nature of your identified reconciling items and why these non-GAAP measures are meaningful to investors. We continue to believe that your disclosure does not comply with Item 10 of Regulation S-K and that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP performance measure. Please delete EBITDA and Adjusted EBITDA as non-GAAP operating performance measures in your filing or advise us further.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Gross to Net Reductions, page 58

8. Please refer to your response and revisions to prior comment 35. Your table that provides a summary of activity with respect to your allowances does not breakout the provisions and credits by sales made in the current period and prior periods. Please revise your tabular disclosure to include this information as previously requested.

Share-Based Compensation, page 63

9. Please refer to prior comment 36. You disclose that "the valuations were completed utilizing the Probability-Weighted Expected Return Method in order to value the common stock of the Company…" This method is an enterprise value allocation method. As previously requested, please disclose the methodology used to determine "enterprise value" at each grant date or explain to us the basis for your response that "based on the AICPA valuation methodology applied for Talecris' common stock valuation as disclosed, such enterprise value and allocation between common and preferred was not required."

10. We acknowledge your response to comment 37 that the requested information will be provided once the midpoint of the pricing range is determined. We will address the issues incorporated in this comment at that time.

Contractual and Commercial Commitments, page 97

11. We note the new disclosure regarding an August 1, 2007 agreement with Plasma Centers of America, LLC. Please file this agreement as an exhibit, and disclose the following in the body of your filing:

- The circumstances that would cause it to expire after three years vs. four years since it is currently described as "a three or four year" agreement;
- The amount of your annual minimum purchase requirement;
- Termination provisions; and
- Any other provisions that are material.

Contractual Arrangements, page 131

12. We note your response to comment 46. Please provide an analysis explaining how you concluded the agreement with Bausch & Lomb is immaterial and therefore not required to be filed pursuant to Item 601(b)(10). Also provide such an analysis with respect to the agreement with Activaero GmbH, which was the subject of comment 48.

Compensation Discussion & Analysis, page 150

13. We note your response to comment 50, and we reissue the comment. Please disclose the adjusted EBITDA and free cash flow targets for 2007. Based on the arguments made in your response letter, it is not clear how this information is immaterial, nor is it clear how disclosure of these financial targets would cause competitive harm to the degree contemplated by Instruction 4 to Item 402(b) of Regulation S-K. See "Staff Observations in the Review of Executive Compensation Disclosure" at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

14. We note that in response to comment 52, you now provide additional disclosure on page 155 regarding the Special Recognition Bonus Plan. However, we reissue the comment because it does not appear that you have provided any additional information about the 2006 cash recognition awards. These awards comprise the majority of the amounts in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Please provide an analysis that explains how you arrived at the amounts of these payments. Also explain how the Compensation Committee concluded that these amounts are appropriate and what items it considered in making the specific compensation decisions.

Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

4. Acquisitions, Page F-8

15. Please provide an expanded description and quantification of your accounting for the "obligation under common stock put/call option" related to stock issued as additional consideration in connection with the amendment of the November 6, 2006 asset purchase agreement with IBR.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-29

16. We acknowledge your response to prior comment 53. However, you appear to have omitted discussion and quantification of any differences between assumptions used to allocate these costs in Predecessor periods and the corresponding actual costs during Successor periods related to transition services agreements with Bayer AG. Please provide this information or tell us why this disclosure is not meaningful to investors.

Earnings Per Share, page F-41

17. We acknowledge your response to prior comment 58. However, your revised disclosure regarding contingently issuable stock appears to be inconsistent with paragraph 30 of SFAS 128. For example, this guidance stipulates that if all necessary conditions have been satisfied by the end of the period, those shares shall be included as of the beginning of the period. Please revise your disclosure to clarify the treatment of contingently issuable stock where all necessary conditions have either been satisfied or not satisfied by the end of the period.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gerard S. Difiore
         Aron Izower
         Reed Smith LLP
         599 Lexington Avenue
         New York, New York 10022